¥SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: July 30, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Consolidated Financial Results for the First Quarter Ended June 30, 2009"

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information
No.09-080E
3:00 P.M. JST, July 30, 2009

Consolidated Financial Results
for the First Quarter Ended June 30, 2009

Tokyo, July 30, 2009 -- Sony Corporation today announced its consolidated results for the first quarter ended June 30, 2009 (April 1, 2009 to June 30, 2009).

●	An operating loss was recorded due to factors including the continued slowdown of the global economy and the appreciation of the yen.
●
As a result of better-than-expected cost reductions led by restructuring efforts, operating income was achieved on an adjusted basis, excluding equity in net income (loss) of affiliated companies and restructuring charges.

(Billions of yen, millions of U.S. dollars, except per share amounts)
First quarter ended June 30
	2008	2009	Change in yen	2009 *
Sales and operating revenue	¥1,979.0	¥1,599.9	-19.2%	$16,665
Operating income (loss)	73.4	(25.7)	-	(268)
Income (loss) before income taxes	62.9	(32.9)	-	(343)
Net income (loss) attributable to Sony Corporation’s stockholders **	35.0	(37.1)	-	(386)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
— Basic	¥34.86	¥(36.96)	-	$(0.39)
— Diluted	33.28	(36.96)	-	(0.39)

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information

In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether the structural cost reduction plan is achieving its objectives.

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2008	2009	Change in yen	2009
Operating income (loss)	¥73.4	¥(25.7)	-%	$(268)
Less: Equity in net income (loss) of affiliated companies	2.2	(15.1)	-	(157)
Add: Restructuring charges recorded within operating expenses	0.6	33.9	+5,896.3	354
Operating income, as adjusted	¥71.8	¥23.3	-67.5%	$243

This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.  In the current fiscal year’s first quarter, an ¥8.3 billion ($87 million) gain from the sale of a portion of Sony Pictures Entertainment’s equity interest in a U.S. cable network (refer to page 5) is included both in “operating loss” and “operating income, as adjusted.”

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥96=U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2009.

**   Net income (loss) attributable to Sony Corporation’s stockholders is equivalent to net income (loss) in the consolidated financial statements issued for the fiscal years ended March 31, 2009 and prior.  Modification of the presentation format of the consolidated statement of income is required by FAS No. 160, which Sony adopted effective April 1, 2009.

Consolidated Results for the First Quarter Ended June 30, 2009

Sales and operating revenue (“sales”) decreased 19.2% compared to the same quarter of the previous fiscal year (“year-on-year”) due to factors including the slowdown of the global economy since September 2008 and the appreciation of the yen.

During the quarter ended June 30, 2009, the average value of the yen was ¥96.3 against the U.S. dollar and ¥131.1 against the euro, which was 7.5% and 23.5% higher against the U.S. dollar and the euro, respectively, compared with the average rates for the same quarter in the previous fiscal year.  On a local currency basis, sales decreased 11% year-on-year.  For references to sales on a local currency basis, see Note on page 9.

An operating loss of ¥25.7 billion ($268 million) was recorded, a deterioration of ¥99.1 billion year-on-year. Sony has undertaken efforts to reduce the cost of sales and selling, general and administrative expenses in response to a decline in sales; however, operating profitability deteriorated mainly due to an approximate ¥68 billion impact from the appreciation of the yen, a ¥33.4 billion increase in restructuring charges, and a ¥17.3 billion impact from deterioration in results at equity affiliates, principally Sony Ericsson Mobile Communications AB (“Sony Ericsson”).

Equity in net loss of affiliated companies, recorded within the operating loss, was ¥15.1 billion ($157 million), a deterioration of ¥17.3 billion year-on-year.  Sony recorded equity in net loss for Sony Ericsson of ¥14.5 billion ($151 million), compared to equity in net income of ¥0.6 billion in the same quarter of the previous fiscal year, mainly due to a decline in sales from a decrease in unit shipments and unfavorable foreign currency exchange rates.  Sony also recorded equity in net loss of ¥1.8 billion ($19 million) for S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., a deterioration of ¥4.4 billion year-on-year.

In the same quarter of the prior fiscal year, Sony recorded equity in net loss of ¥2.5 billion for its 50% share of SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) which is included in the Music segment.  Sony acquired the balance of SONY BMG on October 1, 2008, fully consolidating its results from that date.  SONY BMG changed its name to Sony Music Entertainment (“SME”) on January 1, 2009.

A loss before income taxes of ¥32.9 billion ($343 million) was recorded, compared to income of ¥62.9 billion in the same quarter of the previous fiscal year.

Income taxes: Sony recorded an income tax benefit amounting to ¥12.2 billion ($127 million) mainly due to recording of a loss before income taxes during the quarter.

Net loss attributable to Sony Corporation’s stockholders of ¥37.1 billion ($386 million) was recorded in this quarter compared to ¥35.0 billion net income in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2010 to reflect the Company’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices (“CPD”), Networked Products & Services (“NPS”) and B2B & Disc Manufacturing (“B2B & Disc”) segments.  The CPD segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components.  The equity results of S-LCD are also included within the CPD segment.  The NPS segment includes the game business as well as PC and other networked businesses.  The B2B & Disc segment is comprised of the B2B business, including broadcast- and professional-use products, as well as Blu-ray DiscTM, DVD and CD disc manufacturing.

Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. The Music segment includes SME, Sony Music Entertainment (Japan) (“SMEJ”), and a 50% owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing (“Sony/ATV”).  For the three months ended June 30, 2008, equity in net loss for SONY BMG is reflected in the Music segment’s operating income.

The equity earnings from Sony Ericsson are presented as a separate segment.

In connection with this realignment, both sales and operating revenue and operating income (loss) of each segment for the three months ended June 30, 2008 have been restated to conform with the current quarter’s presentation.

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer Products & Devices

(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2008	2009	Change in yen	2009
Sales and operating revenue	¥1,064.5	¥773.4	-27.3%	$8,056
Operating income (loss)	36.1	(2.0)	-	(20)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased by 27.3% year-on-year (an 18% decrease on a local currency basis) to ¥773.4 billion ($8,056 million).  Sales to outside customers decreased 28.5% year-on-year.  This decrease was mainly due to the negative impact from the appreciation of the yen, deterioration in the business environment brought on by the slowing global economy and the intensification of price competition.  With regard to products within the CPD segment, sales of BRAVIATM LCD televisions, Cyber-shotTM compact digital cameras and Handycam® video cameras decreased.

An operating loss of ¥2.0 billion ($20 million) was recorded, compared to operating income of ¥36.1 billion in the same quarter of the previous fiscal year.  This decrease was mainly due to a decrease in gross profit from the decrease in sales and the negative impact of the appreciation of the yen.  This decrease was partially offset by a decrease in selling, general and administrative expenses and an improvement of the cost of sales ratio.  Restructuring charges in the CPD segment were ¥20.7 billion ($216 million) compared with ¥0.2 billion of reversal of charges in the same quarter of the previous fiscal year.  Products contributing negatively to segment operating results (excluding restructuring charges) include Handycam® video cameras, imaging sensors and Cyber-shot compact digital cameras, partially offset by the positive contribution of BRAVIA LCD televisions due to cost reductions.

Networked Products & Services

(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2008	2009	Change in yen	2009
Sales and operating revenue	¥394.4	¥246.8	-37.4%	$2,571
Operating income (loss)	4.6	(39.7)	-	(414)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 37.4% year-on-year (a 30% decrease on a local currency basis) to ¥246.8 billion ($2,571 million).  This decrease was mainly due to lower game and VAIOTM PC sales.

Sales in the game business decreased year-on-year as a result of a decrease in unit sales of PSP® (PlayStation Portable) (“PSP”) and PLAYSTATION®3 (“PS3”) hardware and an overall decrease in software sales, as well as the impact of the appreciation of the yen.  Approximately 1.1 million PS3 units and 1.3 million PSP units were sold in the first quarter of the current fiscal year compared to approximately 1.6 million PS3 units and 3.7 million PSP units in the same quarter of the prior fiscal year.  The decrease in VAIO PC sales was due to a decline in unit selling prices, a decrease in unit sales, and the impact of the appreciation of the yen.

An operating loss of ¥39.7 billion ($414 million) was recorded as compared to operating income of ¥4.6 billion in the same quarter of the previous fiscal year mainly due to a deterioration in profitability in the game business and of VAIO PCs.  In the game business, the deterioration in profitability was mainly due to a decrease in overall software unit sales and a decrease in PSP hardware unit sales.  The deterioration in profitability for VAIO PCs was due to the reasons noted above that impacted sales.

B2B & Disc Manufacturing

(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2008	2009	Change in yen	2009
Sales and operating revenue	¥138.3	¥99.1	-28.4%	$1,032
Operating income (loss)	8.9	(12.4)	-	(129)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 28.4% year-on-year (an 18% decrease on a local currency basis) to ¥99.1 billion ($1,032 million).  Sales to outside customers decreased 31.1% year-on-year.  This decrease was primarily due to the negative impact of the appreciation of the yen, a decrease in sales of broadcast- and professional-use products reflecting deterioration in the business environment brought on by the slowing global economy, and a decrease in sales of the disc manufacturing business reflecting decreased unit sales of game discs.

An operating loss of ¥12.4 billion ($129 million) was recorded compared to operating income of ¥8.9 billion in the same quarter of the previous fiscal year.  This was due to a deterioration in the profitability of broadcast- and professional-use products and in the disc manufacturing business brought on by the factors discussed above.

*    *    *    *    *

Total Inventory for the CPD, NPS and the B2B & Disc Manufacturing segments, as of June 30, 2009, was ¥745.0 billion ($7,760 million), a decrease of ¥388.0 billion, or 34.2%, compared with the level as of June 30, 2008 and an increase of ¥0.7 billion, or 0.1%, compared with the level as of March 31, 2009.

Pictures

(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2008	2009	Change in Yen	2009
Sales and operating revenue	¥159.6	¥170.0	+6.5%	$1,771
Operating income (loss)	(8.3)	1.8	-	19

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussions of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales increased 6.5% year-on-year (a 15% increase on a U.S. dollar basis).  The increase is primarily due to higher motion picture and television revenues.  Motion picture revenues increased compared with the same quarter of the previous year due to the theatrical performance of Angels & Demons and Terminator Salvation.  There were no comparable major theatrical releases in the prior fiscal year’s first quarter.  Television revenues increased due to higher revenues from U.S. network and made-for-cable programming.  The current fiscal year’s first quarter also benefited from higher advertising revenues in India, from the broadcasting of the 2009 Indian Premier League (“IPL”) cricket competition.

Operating income of ¥1.8 billion ($19 million) was recorded as compared to an operating loss of ¥8.3 billion in the same quarter of the previous fiscal year.  The primary factor contributing to this improvement was the recognition of an ¥8.3 billion ($87 million) gain from the sale of a portion of SPE’s equity interest in a U.S. cable network.  Operating income in the current year’s first quarter also benefited from higher U.S. television sales of motion picture product.  These factors were partially offset by higher costs relating to the IPL media rights.

Music

(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2008	2009	Change in Yen	2009
Sales and operating revenue	¥55.5	¥108.8	+96.1%	$1,134
Operating income	4.7	5.4	+15.6	56

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above include the yen-translated results of SME, a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of SMEJ, a Japan based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV, a 50% owned U.S. based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SME and Sony/ATV in U.S. dollars, so discussions of certain portions of the results are specified as being on “a U.S. dollar basis.”

Sales increased significantly year-on-year primarily due to the fact that the results of SME were consolidated by Sony as a wholly-owned subsidiary beginning October 1, 2008.

Sales at SME were ¥61.2 billion ($638 million).  On a pro forma basis, this represents a 19% decrease on a U.S. dollar basis compared with the same quarter of the previous fiscal year when sales of SME were not consolidated.  Revenues were negatively impacted by unfavorable exchange rates and the continued accelerated decline in the physical music market as well as the continuing impact of the worldwide economic slowdown.  Best selling albums during the quarter included Bob Dylan’s Together Through Life, Dave Matthews Band’s Big Whiskey and the GrooGrux King and Kings of Leon’s Only By The Night.

Sales at SMEJ decreased year-on-year mainly due to a decrease in album sales resulting from a continuing decline in the physical music market.  Titles by JUJU, Yusuke and Ken Hirai contributed to sales at SMEJ.

Revenue from Sony/ATV decreased year-on-year primarily due to the absence of the one-time receipt of a copyright infringement claim payment settled in the first quarter of the previous fiscal year.

Operating income increased 15.6% year-on-year primarily due to the consolidation of 100% of SME. In the current year’s first quarter, SME recorded an operating loss of ¥0.2 billion ($3 million) while the operating income in the same quarter of the previous fiscal year included ¥2.5 billion of equity in net losses for Sony’s then 50% owned share of SONY BMG.  On a U.S. dollar basis, SME’s operating loss for this quarter was $2 million.  On a pro forma basis, when this figure is compared with the operating loss of $49 million for SONY BMG recorded in the same period of the previous fiscal year when its results were not consolidated, there was a $47 million decrease in operating loss.  The improved operating results were primarily due to substantially lower restructuring and overhead costs compared with the first quarter of the prior fiscal year, partially offset by lower sales.

This increase in operating income was partially offset by a decline in operating income at SMEJ mainly due to a decrease in physical album sales and Sony/ATV’s prior year one-time receipt of a copyright infringement claim as discussed above.

Financial Services

(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2008	2009	Change in yen	2009
Financial services revenue	¥183.0	¥227.6	+24.3%	$2,370
Operating income	30.6	48.2	+57.7	502

In Sony’s Financial Services segment, the results include Sony Financial Holdings, Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co. Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as Sony Finance International Inc.  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.

Financial services revenue increased 24.3% year-on-year due to an increase in revenue at Sony Life.  Revenue at Sony Life was ¥200.5 billion ($2,088 million), a ¥45.3 billion or 29.2% increase year-on-year.  Revenue increased year-on-year due to an increase in both net gains from investments in the separate account and valuation gains from investments in convertible bonds in the general account as a result of the rise in the Japanese stock market, an increase in net gains from other investments in the general account, and an increase in revenue from insurance premiums reflecting a higher policy amount in force.

Operating income increased 57.7% year-on-year as a result of an increase in operating income at Sony Life.  Operating income at Sony Life was ¥47.5 billion ($494 million), a ¥19.9 billion or 72.1% increase compared with the same quarter of the previous fiscal year, due to the increase in both valuation gains from  investments in convertible bonds and net gains from other investments in the general account.

Sony Ericsson Mobile Communications

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.

(Millions of euro)
Quarter ended June 30
	2008	2009	Change in euro
Sales and operating revenue	€2,820	€1,684	-40%
Income (loss) before taxes	8	(292)	-
Net income (loss)	6	(219)	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the quarter ended June 30, 2009 decreased 40% year-on-year, mainly driven by significantly lower volumes as a result of continued challenging market conditions in all regions, particularly in Latin America, caused by the global economic slowdown.  Loss before taxes of €292 million was recorded, compared to income before taxes of €8 million in the same quarter of previous year, primarily due to the above-mentioned lower sales and unfavorable exchange rates, which were partly offset by reductions in research and development and marketing expenses.  As a result, Sony recorded equity in net loss of ¥14.5 billion ($151 million) for the current quarter.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-3 and F-9 respectively.

Operating Activities: During the current quarter, there was a net cash inflow of ¥56.9 billion ($593 million) in operating activities, an increase of ¥273.9 billion year-on-year.  For all segments excluding the Financial Services segment, ¥33.8 billion ($352 million) of net cash was used, an improvement of ¥228.2 billion, or 87.1% year-on-year.  The Financial Services segment had a net cash inflow of ¥96.9 billion ($1,009 million), an improvement of ¥48.4 billion, or 99.9% year-on-year.

During the current quarter, with respect to all segments excluding the Financial Services segment, the major cash outflow factor was an increase in film costs.  This exceeded cash inflow, which included a cash contribution from net income (loss), after taking into account depreciation and amortization, and an increase in notes and accounts payable, trade.  The Financial Services segment generated net cash mainly from an increase in revenue from insurance premiums reflecting a steady increase in policy amount in force at Sony Life.

Compared with the same quarter of the previous fiscal year, within all segments excluding the Financial Services segment, net cash used significantly decreased during the current quarter mainly as a result of a decrease in income tax payments and a diminution of increase in inventory.  Within the Financial Services segment, net cash generated increased year-on-year mainly due to an increase in revenue from insurance premiums reflecting a steady increase in policy amount in force at Sony Life.

Investing Activities: During the current quarter, Sony used ¥172.9 billion ($1,801 million) of net cash in investing activities, a decrease of ¥41.4 billion, or 19.3% year-on-year.  For all segments excluding the Financial Services segment, ¥78.2 billion ($815 million) of net cash was used, an increase of ¥35.3 billion, or 82.4% year-on-year.  The Financial Services segment used ¥84.9 billion ($884 million) in net cash, a decrease of ¥100.1 billion, or 54.1% year-on-year.

During the current quarter, with respect to all segments excluding the Financial Services segment, there were no significant asset sales, and net cash was used mainly for the purchases of manufacturing equipment.  Within the Financial Services segment, payments for investments and advances, carried out primarily at Sony Life, and at Sony Bank, where its operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

Compared with the same quarter of the previous fiscal year, net cash used increased within all segments excluding the Financial Services segment, primarily due to the absence of proceeds from the sales of semiconductor fabrication equipment recorded in the same quarter of the previous fiscal year.  On the other hand, net cash used within the Financial Services segment decreased year-on-year due to an increase in investment assets sales primarily at Sony Life as noted above.

In all segments excluding the Financial Services segment, net cash used by operating and investing activities combined was ¥112.0 billion ($1,167 million), a decrease of ¥192.9 billion compared to net cash used of ¥304.9 billion in the same quarter of the previous fiscal year.

Financing Activities: During the current quarter, ¥265.3 billion ($2,764 million) of net cash was provided by financing activities, an increase of ¥151.6 billion, or 133.4% year-on-year.  For all segments excluding the Financial Services segment, there was a net cash inflow of ¥214.2 billion ($2,232 million) in financing activities, an increase of ¥216.1 billion compared to a net cash outflow of ¥1.9 billion in the same quarter of the previous fiscal year.  This was primarily due to issuances of commercial paper and corporate bonds and borrowings from banks in the current quarter.  In June 2009 Sony Corporation issued domestic straight bonds totaling ¥220 billion ($2,292 million) in Japan with maturities of 3 to 10 years.  In the Financial Services segment, since the increase in deposits from customers at Sony Bank was less than the increase in the same quarter of the previous fiscal year, financing activities generated ¥35.2 billion ($366 million) of net cash, a decrease of ¥90.6 billion, or 72.0% year-on-year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of exchange rates, the total outstanding balance of cash and cash equivalents at the end of the current quarter was ¥807.9 billion ($8,416 million), an increase of ¥147.1 billion, or 22.3% compared with the balance as of March 31, 2009.  This is an increase of ¥20.2 billion, or 2.6%, compared with the balance as of June 30, 2008.  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was ¥664.9 billion ($6,927 million), an increase of ¥99.9 billion, or 17.7%, compared with the balance as of March 31, 2009.  This is an increase of ¥4.2 billion, or 0.6%, compared with the balance as of June 30, 2008.  Sony believes it continues to maintain sufficient liquidity through access to a total of approximately ¥800 billion of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at June 30, 2009.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was ¥143.0 billion ($1,489 million), an increase of ¥47.2 billion, or 49.3%, compared with the balance as of March 31, 2009.  This is an increase of ¥16.0 billion, or 12.6%, compared with the balance as of June 30, 2008.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2010

Sony’s forecast for the fiscal year ending March 31, 2010 is as indicated in the table below.  Although first quarter results were favorably affected by a number of factors, including the depreciation of the yen versus expectation, an improvement in the Japanese stock market, as well as the better-than-expected performance of the CPD segment, management has not revised the forecast for the current fiscal year from that announced on May 14, 2009, since there continue to be many uncertainties in the business environment.

	(Billions of yen)
	Current Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Sales and operating revenue	¥7,300	-6%	¥7,730.0
Operating income (loss)	(110)	-	(227.8)
Income (loss) before income taxes	(140)	-	(175.0)
Net income (loss) attributable to Sony Corporation’s stockholders	(120)	-	(98.9)

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2010: approximately ¥93 to the U.S. dollar and approximately ¥130 to the euro.  (Assumed foreign exchange rates for the fiscal year ending March 31, 2010, at the time of the May forecast: approximately ¥95 to the U.S. dollar and approximately ¥125 to the euro.)

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether the structural cost reduction plan is achieving its objectives.

	(Billions of yen)
	Current Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Operating income (loss)	¥(110)	-%	¥(227.8)
Less: Equity in net income (loss) of affiliated companies	(30)	-	(25.1)
Add: Restructuring charges recorded within operating expenses	110	+46	75.4
Operating income (loss), as adjusted	¥30	-	¥(127.3)

This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

Our forecast for capital expenditures, depreciation and amortization, and research and development expenses, as per the table below, is unchanged from the forecast announced on May 14, 2009.

	(Billions of yen)
	Current Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Capital expenditures* (additions to Property, Plant and Equipment)	¥250	-25%	¥332.1
Depreciation and amortization**	370	-9	405.4
[for Property, Plant and Equipment (included above)	270	-8	293.7	]
Research and development expenses	480	-3	497.3

*	Investments in equity affiliates are not included within the forecast for capital expenditures.
**	The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including platforms within the game business, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences. (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business restructuring and transformation efforts; (vi) Sony’s ability to implement successfully its hardware, software, and content integration strategy and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments; (viii) Sony’s ability to maintain product quality; (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	June 30						March 31
ASSETS	2008	2009	Change from 2008			2009	2009
Current assets:
Cash and cash equivalents	¥787,764	¥807,931	¥	+20,167	+2.6%	$8,416	¥660,789
Call loan in the banking business	288,202	34,786		-253,416	-87.9	362	49,909
Marketable securities	504,407	488,856		-15,551	-3.1	5,092	466,912
Notes and accounts receivable, trade	1,202,912	936,046		-266,866	-22.2	9,750	963,837
Allowance for doubtful accounts and sales returns	(85,025)	(99,659)		-14,634	+17.2	(1,038)	(110,383)
Inventories	1,208,080	834,128		-373,952	-31.0	8,689	813,068
Deferred income taxes	242,095	170,074		-72,021	-29.7	1,772	189,703
Prepaid expenses and other current assets	756,792	661,301		-95,491	-12.6	6,889	586,800
	4,905,227	3,833,463		-1,071,764	-21.8	39,932	3,620,635

Film costs	326,233	298,060		-28,173	-8.6	3,105	306,877

Investments and advances:
Affiliated companies	392,329	233,957		-158,372	-40.4	2,437	236,779
Securities investments and other	4,123,882	4,679,625		+555,743	+13.5	48,746	4,561,651
	4,516,211	4,913,582		+397,371	+8.8	51,183	4,798,430

Property, plant and equipment:
Land	159,747	159,284		-463	-0.3	1,659	155,665
Buildings	917,638	918,826		+1,188	+0.1	9,571	911,269
Machinery and equipment	2,436,280	2,360,201		-76,079	-3.1	24,585	2,343,839
Construction in progress	80,211	95,782		+15,571	+19.4	998	100,027
Less - Accumulated depreciation	(2,359,650)	(2,365,071)		-5,421	+0.2	(24,636)	(2,334,937)
	1,234,226	1,169,022		-65,204	-5.3	12,177	1,175,863
Other assets:
Intangibles, net	320,637	401,445		+80,808	+25.2	4,182	396,348
Goodwill	343,238	443,493		+100,255	+29.2	4,620	443,958
Deferred insurance acquisition costs	404,517	406,186		+1,669	+0.4	4,231	400,412
Deferred income taxes	217,398	386,357		+168,959	+77.7	4,025	359,050
Other	525,080	514,854		-10,226	-1.9	5,362	511,938
	1,810,870	2,152,335		+341,465	+18.9	22,420	2,111,706
	¥12,792,767	¥12,366,462		¥-426,305	-3.3%	$128,817	¥12,013,511

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥81,790	¥229,189		+147,399	+180.2%	$2,387	¥303,615
Current portion of long-term debt	374,040	68,890		-305,150	-81.6	718	147,540
Notes and accounts payable, trade	1,007,409	668,169		-339,240	-33.7	6,960	560,795
Accounts payable, other and accrued expenses	920,120	949,395		+29,275	+3.2	9,890	1,036,830
Accrued income and other taxes	62,632	33,018		-29,614	-47.3	344	46,683
Deposits from customers in the banking business	1,241,248	1,329,784		+88,536	+7.1	13,852	1,326,360
Other	429,380	371,015		-58,365	-13.6	3,864	389,077
	4,116,619	3,649,460		-467,159	-11.3	38,015	3,810,900

Long-term debt:	651,545	1,067,052		+415,507	+63.8	11,115	660,147
Accrued pension and severance costs	235,021	357,265		+122,244	+52.0	3,722	365,706
Deferred income taxes	274,912	195,595		-79,317	-28.9	2,037	188,359
Future insurance policy benefits and other	3,376,605	3,618,878		+242,273	+7.2	37,697	3,521,060
Other	274,745	233,673		-41,072	-14.9	2,434	250,737
Total liabilities	8,929,447	9,121,923		+192,476	+2.2	95,020	8,796,909

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,750	630,765		+15	+0.0	6,570	630,765
Additional paid-in capital	1,152,593	1,155,613		+3,020	+0.3	12,038	1,155,034
Retained earnings	2,094,336	1,879,858		-214,478	-10.2	19,582	1,916,951
Accumulated other comprehensive income	(283,326)	(692,281)		-408,955	+144.3	(7,211)	(733,443)
Treasury stock, at cost	(4,842)	(4,606)		+236	-4.9	(48)	(4,654)
	3,589,511	2,969,349		-620,162	-17.3	30,931	2,964,653

Noncontrolling interests	273,809	275,190		+1,381	+0.5	2,866	251,949
Total equity	3,863,320	3,244,539		-618,781	-16.0	33,797	3,216,602
	¥12,792,767	¥12,366,462		¥-426,305	-3.3%	$128,817	¥12,013,511

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended June 30
	2008	2009	Change from 2008		2009
Sales and operating revenue:
Net sales	¥1,775,262	¥1,354,765	¥-420,497	-23.7%	$14,112
Financial service revenue	178,382	223,352	+44,970	+25.2	2,327
Other operating revenue	25,400	21,736	-3,664	-14.4	226
	1,979,044	1,599,853	-379,191	-19.2	16,665
Costs and expenses:
Cost of sales	1,367,665	1,061,424	-306,241	-22.4	11,057
Selling, general and administrative	394,249	378,037	-16,212	-4.1	3,938
Financial service expenses	147,784	174,703	+26,919	+18.2	1,819
(Gain) loss on sale, disposal or impairment of assets, net	(1,853)	(3,669)	-1,816	-	(38)
	1,907,845	1,610,495	-297,350	-15.6	16,776

Equity in net income (loss) of affiliated companies	2,240	(15,058)	-17,298	-	(157)

Operating income (loss)	73,439	(25,700)	-99,139	-	(268)

Other income:
Interest and dividends	7,782	4,420	-3,362	-43.2	46
Gain on sale of securities investments, net	142	31	-111	-78.2	—
Other	5,183	3,948	-1,235	-23.8	41
	13,107	8,399	-4,708	-35.9	87

Other expenses:
Interest	4,816	6,033	+1,217	+25.3	63
Loss on devaluation of securities investments	940	1,020	+80	+8.5	10
Foreign exchange loss, net	12,927	4,968	-7,959	-61.6	52
Loss on change in interest in subsidiaries and equity investees	12	—	-12	-	—
Other	4,929	3,622	-1,307	-26.5	37
	23,624	15,643	-7,981	-33.8	162

Income (loss) before income taxes	62,922	(32,944)	-95,866	-	(343)

Income taxes	19,001	(12,188)	-31,189	-	(127)

Net income (loss)	43,921	(20,756)	-64,677	-	(216)

Less - Net income attributable to noncontrolling interests	8,944	16,337	+7,393	+82.7	170

Net income (loss) attributable to Sony Corporation's stockholders	¥34,977	¥(37,093)	¥-72,070	-%	$(386)

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥34.86	¥(36.96)	¥-71.82	-%	$(0.39)
— Diluted	33.28	(36.96)	-70.24	-	(0.39)

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)

	Three months ended June 30
	2008	2009	2009
Cash flows from operating activities:
Net income (loss)	¥43,921	¥(20,756)	$(216)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	91,657	87,240	909
Amortization of film costs	54,106	67,280	701
Stock-based compensation expense	998	586	6
Accrual for pension and severance costs, less payments	(2,575)	(8,280)	(86)
Gain on sale, disposal or impairment of assets, net	(1,853)	(3,669)	(38)
Loss on sale or devaluation of securities investments, net	798	989	10
Gain on revaluation of marketable securities held in the financial service business for trading purpose, net	(10,423)	(8,683)	(90)
Gain on revaluation or impairment of securities investments held in the financial service business, net	(1,473)	(36,348)	(379)
Loss on change in interest in subsidiaries and equity investees	12	—	—
Deferred income taxes	(21,046)	(2,127)	(22)
Equity in net (income) losses of affiliated companies, net of dividends	(1,892)	15,805	165
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	28,568	22,856	238
Increase in inventories	(137,682)	(11,911)	(124)
Increase in film costs	(57,095)	(65,392)	(681)
Increase in notes and accounts payable, trade	66,133	108,011	1,125
Decrease in accrued income and other taxes	(136,816)	(632)	(7)
Increase in future insurance policy benefits and other	56,841	81,652	851
Increase in deferred insurance acquisition costs	(20,745)	(17,352)	(181)
Increase in marketable securities held in the financial service business for trading purpose	(20,478)	(8,413)	(88)
Increase in other current assets	(59,965)	(55,599)	(579)
Decrease in other current liabilities	(63,789)	(79,151)	(824)
Other	(24,139)	(9,188)	(97)
Net cash provided by (used in) operating activities	(216,937)	56,918	593

Cash flows from investing activities:
Payments for purchases of fixed assets	(111,269)	(97,432)	(1,015)
Proceeds from sales of fixed assets	132,772	3,997	42
Payments for investments and advances by financial service business	(431,271)	(424,973)	(4,427)
Payments for investments and advances (other than financial service business)	(60,888)	(10,180)	(106)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	253,352	347,948	3,624
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	2,745	9,042	94
Other	297	(1,260)	(13)
Net cash used in investing activities	(214,262)	(172,858)	(1,801)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,534	413,913	4,312
Payments of long-term debt	(4,110)	(84,458)	(880)
Increase (decrease) in short-term borrowings, net	14,215	(86,116)	(897)
Increase in deposits from customers in the financial service business, net	117,458	25,603	267
Increase in call money in the banking business, net	—	12,600	131
Dividends paid	(12,577)	(12,623)	(131)
Proceeds from issuance of shares under stock-based compensation plans	348	—	—
Other	(4,209)	(3,665)	(38)
Net cash provided by financing activities	113,659	265,254	2,764

Effect of exchange rate changes on cash and cash equivalents	18,873	(2,172)	(23)

Net increase (decrease) in cash and cash equivalents	(298,667)	147,142	1,533
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789	6,883

Cash and cash equivalents at the end of the period	¥787,764	¥807,931	$8,416

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2008	2009	Change	2009
Consumer Products & Devices
Customers	¥982,229	¥702,258	-28.5%	$7,315
Intersegment	82,288	71,126		741
Total	1,064,517	773,384	-27.3	8,056

Networked Products & Services
Customers	377,733	238,046	-37.0	2,480
Intersegment	16,659	8,801		91
Total	394,392	246,847	-37.4	2,571

B2B & Disc Manufacturing
Customers	118,869	81,952	-31.1	854
Intersegment	19,469	17,108		178
Total	138,338	99,060	-28.4	1,032

Pictures
Customers	159,638	170,020	+6.5	1,771
Intersegment	—	—		—
Total	159,638	170,020	+6.5	1,771

Music
Customers	49,842	106,382	+113.4	1,108
Intersegment	5,646	2,445		26
Total	55,488	108,827	+96.1	1,134

Financial Services
Customers	178,382	223,352	+25.2	2,327
Intersegment	4,643	4,199		43
Total	183,025	227,551	+24.3	2,370

All Other
Customers	85,521	62,229	-27.2	648
Intersegment	—	—		—
Total	85,521	62,229	-27.2	648

Corporate and elimination	(101,875)	(88,065)	-	(917)
Consolidated total	¥1,979,044	¥1,599,853	-19.2%	$16,665

Consumer Products & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the NPS, Pictures and Music segments.
Corporate and elimination includes certain brand, patent and royalty income.

Operating income (loss)	2008	2009	Change	2009
Consumer Products & Devices	¥36,073	¥(1,960)	-%	$(20)
Networked Products & Services	4,620	(39,734)	-	(414)
B2B & Disc Manufacturing	8,871	(12,425)	-	(129)
Pictures	(8,262)	1,808	-	19
Music	4,650	5,375	+15.6	56
Financial Services	30,577	48,215	+57.7	502
Equity in net income (loss) of Sony Ericsson	574	(14,476)	-	(151)
All Other	2,780	587	-78.9	6
Total	79,883	(12,610)	-	(131)

Corporate and elimination	(6,444)	(13,090)	-	(137)
Consolidated total	¥73,439	¥(25,700)	-%	$(268)

The 2008 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 11.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are related principally to headquarters and are not allocated to each segment.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2008	2009	Change	2009

Consumer Products & Devices
Televisions	¥311,518	¥237,144	-23.9%	$2,470
Digital Imaging	275,622	184,763	-33.0	1,925
Audio and Video	135,803	106,185	-21.8	1,106
Semiconductors	77,390	61,428	-20.6	640
Components	179,610	111,642	-37.8	1,163
Other	2,286	1,096	-52.1	11
Total	¥982,229	¥702,258	-28.5%	$7,315

Networked Products & Services
Game	¥214,991	¥110,514	-48.6%	$1,151
PC and Other Networked Businesses	162,203	126,026	-22.3	1,313
Other	539	1,506	+179.4	16
Total	¥377,733	¥238,046	-37.0%	$2,480

The above table is a breakdown of CPD segment and NPS segment sales and operating revenue to customers in the Business Segment Information on page F-4.
Sony management views the CPD segment and the NPS segment as single operating segments. However, Sony believes that the information in this table is useful to investors in understanding the product categories in these business segments. Additionally, Sony realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2010, to reflect the segment reclassification. In connection with the realignment, all prior period product category amounts in the table above have been restated to conform to the current presentation. In the CPD segment Televisions includes LCD televisions, Digital Imaging includes compact digital cameras, digital SLR cameras and video cameras, Audio and Video includes home audio, Blu-ray disc players and recorders, Semiconductors includes image sensors and Components includes batteries, recording media and data recording systems and small and medium sized LCD panels. In the NPS segment Game includes game consoles and software, and PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2008	2009	Change	2009
Japan	¥519,313	¥494,721	-4.7%	$5,153
United States	433,500	371,317	-14.3	3,868
Europe	461,689	323,195	-30.0	3,367
Other Areas	564,542	410,620	-27.3	4,277
Total	¥1,979,044	¥1,599,853	-19.2%	$16,665

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	June 30			March 31
ASSETS	2008	2009	2009	2009
Current assets:
Cash and cash equivalents	¥127,024	¥142,991	$1,489	¥95,794
Call loan in the banking business	288,202	34,786	362	49,909
Marketable securities	501,380	485,664	5,059	463,809
Other	268,994	234,663	2,445	221,633
	1,185,600	898,104	9,355	831,145

Investments and advances	4,047,875	4,597,599	47,892	4,510,668
Property, plant and equipment	30,580	35,730	372	30,778
Other assets:
Deferred insurance acquisition costs	404,517	406,186	4,231	400,412
Other	122,129	133,917	1,395	132,654
	526,646	540,103	5,626	533,066
	¥5,790,701	¥6,071,536	$63,245	¥5,905,657
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥60,822	¥87,018	$906	¥65,636
Notes and accounts payable, trade	18,007	15,695	163	16,855
Deposits from customers in the banking business	1,241,248	1,329,784	13,852	1,326,360
Other	148,932	152,079	1,585	143,781
	1,469,009	1,584,576	16,506	1,552,632

Long-term debt:	111,358	92,683	965	97,296
Future insurance policy benefits and other	3,376,605	3,618,878	37,697	3,521,060
Other	203,095	171,268	1,784	168,409
Total liabilities	5,160,067	5,467,405	56,952	5,339,397

Equity:
Sony Corporation's stockholders' equity	629,668	602,954	6,281	565,135
Noncontrolling interests	966	1,177	12	1,125
Total equity	630,634	604,131	6,293	566,260

	¥5,790,701	¥6,071,536	$63,245	¥5,905,657

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	June 30			March 31
ASSETS	2008	2009	2009	2009
Current assets:
Cash and cash equivalents	¥660,740	¥664,940	$6,927	¥564,995
Marketable securities	3,027	3,192	33	3,103
Notes and accounts receivable, trade	1,113,535	839,467	8,744	847,214
Other	1,990,909	1,469,075	15,303	1,426,045
	3,768,211	2,976,674	31,007	2,841,357

Film costs	326,233	298,060	3,105	306,877
Investments and advances	526,490	366,055	3,813	339,389
Investments in Financial Services, at cost	116,843	116,843	1,217	116,843
Property, plant and equipment	1,203,646	1,133,292	11,805	1,145,085
Other assets	1,331,322	1,656,246	17,253	1,621,396
	¥7,272,745	¥6,547,170	$68,200	¥6,370,947
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥440,216	¥248,501	$2,589	¥431,536
Notes and accounts payable, trade	991,183	654,162	6,814	546,125
Other	1,269,280	1,207,645	12,579	1,336,947
	2,700,679	2,110,308	21,982	2,314,608

Long-term debt:	572,305	995,442	10,369	585,636
Accrued pension and severance costs	225,912	346,301	3,607	354,817
Other	424,304	337,851	3,520	348,684
Total liabilities	3,923,200	3,789,902	39,478	3,603,745

Equity:
Sony Corporation's stockholders' equity	3,311,005	2,711,868	28,249	2,727,562
Noncontrolling interests	38,540	45,400	473	39,640
Total equity	3,349,545	2,757,268	28,722	2,767,202

	¥7,272,745	¥6,547,170	$68,200	¥6,370,947

	(Millions of yen, millions of U.S. dollars)
Consolidated	June 30			March 31
ASSETS	2008	2009	2009	2009
Current assets:
Cash and cash equivalents	¥787,764	¥807,931	$8,416	¥660,789
Call loan in the banking business	288,202	34,786	362	49,909
Marketable securities	504,407	488,856	5,092	466,912
Notes and accounts receivable, trade	1,117,887	836,387	8,712	853,454
Other	2,206,967	1,665,503	17,350	1,589,571
	4,905,227	3,833,463	39,932	3,620,635

Film costs	326,233	298,060	3,105	306,877
Investments and advances	4,516,211	4,913,582	51,183	4,798,430
Property, plant and equipment	1,234,226	1,169,022	12,177	1,175,863
Other assets:
Deferred insurance acquisition costs	404,517	406,186	4,231	400,412
Other	1,406,353	1,746,149	18,189	1,711,294
	1,810,870	2,152,335	22,420	2,111,706
	¥12,792,767	¥12,366,462	$128,817	¥12,013,511
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥455,830	¥298,079	$3,105	¥451,155
Notes and accounts payable, trade	1,007,409	668,169	6,960	560,795
Deposits from customers in the banking business	1,241,248	1,329,784	13,852	1,326,360
Other	1,412,132	1,353,428	14,098	1,472,590
	4,116,619	3,649,460	38,015	3,810,900

Long-term debt:	651,545	1,067,052	11,115	660,147
Accrued pension and severance costs	235,021	357,265	3,722	365,706
Future insurance policy benefits and other	3,376,605	3,618,878	37,697	3,521,060
Other	549,657	429,268	4,471	439,096
Total liabilities	8,929,447	9,121,923	95,020	8,796,909

Equity:
Sony Corporation's stockholders' equity	3,589,511	2,969,349	30,931	2,964,653
Noncontrolling interests	273,809	275,190	2,866	251,949
Total equity	3,863,320	3,244,539	33,797	3,216,602

	¥12,792,767	¥12,366,462	$128,817	¥12,013,511

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended June 30
	2008	2009	Change	2009

Financial service revenue	¥183,025	¥227,551	+24.3%	$2,370
Financial service expenses	152,448	179,023	+17.4	1,865
Equity in net loss of affiliated companies	—	(313)	-	(3)
Operating income	30,577	48,215	+57.7	502
Other income (expenses), net	326	(764)	-	(8)
Income before income taxes	30,903	47,451	+53.5	494
Income taxes and other	11,593	16,188	+39.6	168
Net income attributable to Sony Corporation's stockholders	¥19,310	¥31,263	+61.9%	$326

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended June 30
	2008	2009	Change	2009

Net sales and operating revenue	¥1,802,151	¥1,377,804	-23.5%	$14,352
Costs and expenses	1,761,779	1,437,376	-18.4	14,972
Equity in net income (loss) of affiliated companies	2,240	(14,745)	-	(154)
Operating income (loss)	42,612	(74,317)	-	(774)
Other income (expenses), net	(6,618)	(2,115)	-	(22)
Income (loss) before income taxes	35,994	(76,432)	-	(796)
Income taxes and other	8,819	(27,408)	-	(285)
Net income (loss) attributable to Sony Corporation's stockholders	¥27,175	¥(49,024)	-%	$(511)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended June 30
	2008	2009	Change	2009

Financial service revenue	¥178,382	¥223,352	+25.2%	$2,327
Net sales and operating revenue	1,800,662	1,376,501	-23.6	14,338
	1,979,044	1,599,853	-19.2	16,665
Costs and expenses	1,907,845	1,610,495	-15.6	16,776
Equity in net income (loss) of affiliated companies	2,240	(15,058)	-	(157)
Operating income (loss)	73,439	(25,700)	-	(268)
Other income (expenses), net	(10,517)	(7,244)	-	(75)
Income (loss) before income taxes	62,922	(32,944)	-	(343)
Income taxes and other	27,945	4,149	-85.2	43
Net income (loss) attributable to Sony Corporation's stockholders	¥34,977	¥(37,093)	-%	$(386)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended June 30
	2008	2009	2009

Net cash provided by operating activities	¥48,473	¥96,901	$1,009
Net cash used in investing activities	(184,964)	(84,895)	(884)
Net cash provided by financing activities	125,794	35,191	366
Net increase (decrease) in cash and cash equivalents	(10,697)	47,197	491
Cash and cash equivalents at beginning of the fiscal year	137,721	95,794	998
Cash and cash equivalents at the end of the period	¥127,024	¥142,991	$1,489

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended June 30
	2008	2009	2009

Net cash used in operating activities	¥(262,015)	¥(33,807)	$(352)
Net cash used in investing activities	(42,894)	(78,242)	(815)
Net cash provided by (used in) financing activities	(1,934)	214,166	2,232
Effect of exchange rate changes on cash and cash equivalents	18,873	(2,172)	(23)
Net increase (decrease) in cash and cash equivalents	(287,970)	99,945	1,042
Cash and cash equivalents at beginning of the fiscal year	948,710	564,995	5,885
Cash and cash equivalents at the end of the period	¥660,740	¥664,940	$6,927

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended June 30
	2008	2009	2009

Net cash provided by (used in) operating activities	¥(216,937)	¥56,918	$593
Net cash used in investing activities	(214,262)	(172,858)	(1,801)
Net cash provided by financing activities	113,659	265,254	2,764
Effect of exchange rate changes on cash and cash equivalents	18,873	(2,172)	(23)
Net increase (decrease) in cash and cash equivalents	(298,667)	147,142	1,533
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789	6,883
Cash and cash equivalents at the end of the period	¥787,764	¥807,931	$8,416

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥96 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2009.

2.	As of June 30, 2009, Sony had 1,242 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 85 affiliated companies.

3.
The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows.  The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds. All potentially dilutive shares have been excluded from the number of shares used in the computation of diluted earnings per share for the three months ended June 30, 2009, because Sony incurred a net loss attributable to Sony Corporation’s stockholders and their inclusion would be anti-dilutive.

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended June 30
	2008	2009
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	1,003,466	1,003,529
— Diluted	1,051,148	1,003,529

4.
In December 2007, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force (“EITF”) Issue No. 07-1, “Accounting for Collaborative Arrangements”.  EITF Issue No. 07-1 defines collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.  Income statement classification of payments made between participants of a collaborative arrangement are to be based on other applicable authoritative accounting literature.  Sony retroactively adopted EITF Issue No. 07-1 on April 1, 2009.  The adoption of EITF Issue No. 07-1 did not have a material impact on Sony’s results of operations and financial position.

5.
In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141(R), “Business Combinations,” which applies for Sony prospectively to business combinations for which the acquisition date is on or after April 1, 2009.  FAS No. 141(R) requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions.  Also, under FAS No. 141(R), changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date.  Adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of FAS No. 141(R).  The adoption of FAS No. 141(R) did not have a material impact on Sony’s results of operations and financial position.

In April 2009, the FASB issued FASB Staff Positions (“FSP”) No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, to amend FAS No. 141(R).  FSP No. FAS 141(R)-1 addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period.  If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met.  For Sony, FSP No. FAS 141(R)-1 is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009.  The adoption of FSP No. FAS 141(R)-1 did not have a material impact on Sony’s results of operations and financial position.

6.
In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”  FAS No. 160 requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners.  Pursuant to the transition provisions of FAS No. 160, Sony adopted the statement on April 1, 2009, via retrospective application of the presentation and disclosure requirements.  Upon the adoption of FAS No. 160, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.  In addition, the net income (loss) on the consolidated statements of income now includes the net income attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to FAS No. 160.  The adoption of FAS No. 160 did not have a material impact on Sony’s results of operations and financial position.

7.
In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FAS No. 142, “Goodwill and Other Intangible Assets.”  The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions.  Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension.  For Sony, FSP No. FAS 142-3 will require certain additional disclosures in future periods after the effective date of April 1, 2009, and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009.  Sony adopted FSP No. FAS 142-3 on April 1, 2009.  The adoption of FSP No. FAS 142-3 did not have a material impact on Sony’s results of operations and financial position.

8.
In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”, which addresses certain effects of FAS Nos. 141(R) and 160 on an entity’s accounting for equity-method investments.  The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings.  Sony adopted EITF Issue No. 08-6 on April 1, 2009.  The adoption of EITF Issue No. 08-6 did not have a material impact on Sony’s results of operations and financial position.

9.
In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”.  The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred.  The FSP applies to debt securities only and requires separate display of losses related to credit deterioration and losses related to other market factors.  When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income.  In addition, upon adoption of the FSP, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income.  Sony adopted FSP No. FAS 115-2 and FAS 124-2 on April 1, 2009.  The adoption of FSP No. FAS 115-2 and FAS 124-2 did not have a material impact on Sony’s results of operations and financial position.

10.
In September 2006, FASB issued FAS No. 157, “Fair Value Measurements”.  FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.  FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157”.  FSP No. FAS 157-2 partially delayed the effective date of FAS No. 157 for Sony until April 1, 2009 for certain nonfinancial assets and liabilities.  The adoption of FAS No. 157 as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony's financial statements on a nonrecurring basis did not have a material impact on Sony’s consolidated results of operations and financial position.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”.  FSP No. FAS 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed.  FSP No. FAS 157-4 is effective for Sony as of April 1, 2009, and is applied prospectively.  The adoption of FSP No. FAS 157-4 did not have a material impact on Sony’s results of operations and financial position.

11.
Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect the Company’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices (“CPD”), Networked Products & Services (“NPS”) and B2B & Disc Manufacturing (“B2B & Disc”) segments. The CPD segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components. The equity results of S-LCD Corporation (“S-LCD”), a joint-venture with Samsung Electronics Co., Ltd., are also included within the CPD segment. The NPS segment includes the game products as well as PC and other networked products. The B2B & Disc segment is comprised of the B2B business, including broadcast-and professional-use products, as well as the Blu-ray DiscTM, DVD and CD disc manufacturing. Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. The Music segment includes Sony Music Entertainment (“SME”), Sony Music Entertainment Japan (“SMEJ”), and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing (“Sony/ATV”).  For the three months ended June 30, 2008, equity in net income (loss) for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) is reflected in the Music segment’s operating income. The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) are presented as a separate segment and were previously included in the Electronics segment. All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

12.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2008	2009	Change	2009
Capital expenditures (additions to property, plant and equipment)	¥77,660	¥57,265	-26.3%	$597
Depreciation and amortization expenses*	91,657	87,240	-4.8	909
(Depreciation expenses for property, plant and equipment)	(68,494)	(62,668)	-8.5	(653)
Research and development expenses	124,254	99,816	-19.7	1,040

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Investor Relations Contacts:
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Gen Tsuchikawa	Sam Levenson	Shinji Tomita
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Home Page: http://www.sony.net/IR/
Presentation Slides: http://www.sony.net/SonyInfo/IR/financial/fr/09q1_sonypre.pdf